UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ATLANTIC POWER CORPORATION

(Exact name of registrant as specified in its charter)

British Columbia, Canada	55-0886410
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

3 Allied Drive, Suite 155 Dedham, MA	02026
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Common Shares	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

                         (if  applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Atlantic Power Corporation (the “Corporation”) adopted and entered into the Shareholder Rights Plan Agreement with Computershare Investor Services Inc., as rights agent (the “Rights Agent”), on February 28, 2013 (the “Existing Rights Plan”). At the Annual and Special Meeting of Shareholders on June 19, 2019 (the “Annual Meeting”), the shareholders of the Corporation approved the amendment and reconfirmation of the Amended and Restated Shareholder Rights Plan Agreement, dated as of June 19, 2019, between the Corporation and Computershare Investor Services Inc., as rights agent (the “Amended and Restated Rights Plan”). This Amendment No. 1 to the registration statement on Form 8-A of the Corporation amends and restates the information set forth in the registration statement on Form 8-A (File No. 001-34691) originally filed with the Securities and Exchange Commission by the Corporation on March 1, 2013.

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

On February 28, 2013, pursuant to the Existing Rights Plan, one Common Share purchase right (individually, a “Right” and, collectively, the “Rights”) was issued for each outstanding Common Share to Shareholders of record at the close of business on March 11, 2013 (the “Record Time”). One Right has been and will be issued in respect of each Common Share issued thereafter, subject to the limitations set forth in the Amended and Restated Rights Plan. The Amended and Restated Rights Plan utilizes the mechanism of the “Permitted Bid” (as described below) to protect Shareholders by requiring all potential bidders to comply with the conditions specified in the Permitted Bid provisions or else such bidders are subject to the dilutive features of the Amended and Restated Rights Plan.

Under the Amended and Restated Rights Plan, the Rights are evidenced by the certificates evidencing Common Shares (or other evidence of registration (including confirmation in book entry form) until the close of business on the tenth trading day after the earliest of: (i) the first date of public announcement by the Corporation or an Acquiring Person (as defined below) of facts indicating that a person has become an Acquiring Person; (ii) the date of commencement of, or first public announcement of the intent of any person (other than the Corporation or any subsidiary of the Corporation) to commence, a take-over bid, other than a Permitted Bid or a Competing Permitted Bid (each as defined below); or (iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such, or such later date as may be determined by the Board of Directors, in good faith (the “Separation Time”). Prior to the Separation Time, the Rights will not be exercisable. Following the Separation Time, each Right will entitle the registered holder to purchase from the Corporation one Common Share at a price of $100 per Common Share, subject to adjustment pursuant to the terms of the Amended and Restated Rights Plan (the “Exercise Price”).

Under the Amended and Restated Rights Plan, if a transaction or event occurs that results in a person becoming an Acquiring Person (a “Flip-in Event”) then the Rights beneficially owned by an Acquiring Person, its associates, affiliates and any person acting jointly or in concert with the foregoing (or any direct or indirect transferee or successor of such Rights) will become null and void and the Rights (other than those beneficially owned by the Acquiring Person, its associates, affiliates and any person acting jointly or in concert with the foregoing or any transferee of such Rights) entitle the holder to purchase, effective at the close of business on the tenth business day after the first date of public announcement by the Corporation or an Acquiring Person of facts indicating that a person has become an Acquiring Person, for the Exercise Price, that number of Common Shares having an aggregate market price equal to twice the Exercise Price, subject to adjustment in certain circumstances.

An “Acquiring Person” is a person that beneficially owns 20% or more of the Corporation’s outstanding voting shares, other than the Corporation or any subsidiary of the Corporation, an underwriter acquiring voting shares from the Corporation in connection with a distribution of securities, a Grandfathered Person (as defined below) or any person that would become an Acquiring Person as a result of certain exempt transactions. These exempt transactions include, among others, (i) acquisitions pursuant to a Permitted Bid or a Competing Permitted Bid, (ii) certain other specified exempt acquisitions, and (iii) transactions to which the application of the Amended and Restated Rights Plan has been waived by the Board of Directors. A “Grandfathered Person” means each person that beneficially owns, as of the Record Time, 20% or more of the outstanding voting shares, except that (a) each such person will be considered a Grandfathered Person only if and so long as the voting shares that are beneficially owned by such person do not exceed the number of voting shares which are beneficially owned by such person as of the Record Time, plus any additional voting shares representing not more than 1% of the Common

Shares outstanding, and (b) a person will cease to be a Grandfathered Person immediately at such time as such person ceases to be the beneficial owner of 20% or more of the voting shares then outstanding.

The Amended and Restated Rights Plan is not triggered by a Permitted Bid or a Competing Permitted Bid.

A “Permitted Bid” is a take-over bid where the bid is made by way of a take-over bid circular to all registered holders of the Corporation’s voting shares, other than the offeror, and the bid is subject to irrevocable and unqualified conditions (and only so long as all the conditions are met) that (i) no voting shares shall be taken up or paid for prior to the close of business on a date which is not earlier than 105 days after the date of the take-over bid circular is sent to shareholders or such shorter minimum period as determined under National Instrument 62-104—Take-Over Bids and Issuer Bids (“NI 62-104”) for which a take-over bid must remain open for deposit of securities thereunder and then only if more than 50% of the outstanding voting shares held by Independent Shareholders (as defined below) have been deposited or tendered pursuant to the take-over bid and not withdrawn, (ii) voting shares may be deposited pursuant to the take-over bid (unless the take-over bid is withdrawn) at any time prior to the date on which voting shares are first taken up and paid for under the take-over bid and may be withdrawn until taken up and paid for, and (iii) if on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by Independent Shareholders have been deposited or tendered pursuant to the take-over bid and not withdrawn, that fact will be publicly announced by the offeror and the take-over bid will be extended for at least 10 days following such announcement.

“Independent Shareholders” means holders of Common Shares, but shall not include (i) any Acquiring Person or any offeror, or any affiliate or associate of such Acquiring Person or such offeror, or any person acting jointly or in concert with such Acquiring Person or such offeror, or (ii) any person holding Common Shares as an administrator or trustee under any employee benefit plan, stock purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a subsidiary of the Corporation, unless the beneficiaries of any such plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be deposited or tendered to a take-over bid.

A “Competing Permitted Bid” is a take-over bid made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid and that satisfies all the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for voting shares tendered under a Competing Permitted Bid is after the close of business on the last day of the minimum initial deposit period that such take-over bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the take-over bid constituting the Competing Permitted Bid.

Neither a Permitted Bid nor a Competing Permitted Bid is required to be approved by the Board of Directors and such bids may be made directly to Shareholders. Acquisitions of the Corporation’s voting shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

Certificates and Transferability

The Amended and Restated Rights Plan provides that, until the Separation Time, the Rights may be transferred with and only with the Common Shares and certificates (or other evidence of registration (including confirmation in book entry form)) for Common Shares will evidence one Right for each Common Share represented thereby. Certificates for Common Shares issued after the Record Time shall bear a legend stating that each certificate also represents one Right. Promptly after the Separation Time, in the event the Corporation determines to issue separate certificates evidencing the Rights (“Right Certificates”), the Rights Certificates will be mailed to holders of record of Common Shares as of the Separation Time (other than an Acquiring Person and other excluded persons pursuant to the terms of the Amended and Restated Rights Plan). In the event that the Corporation determines to issue Rights Certificates, such separate Right Certificates alone will evidence the Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a Shareholder, including no right to vote or to receive dividends.

Redemption, Waiver and Amendment

The Board of Directors may, at any time prior to the occurrence of a Flip-In Event, with the consent of the majority of Independent Shareholders if prior to the Separation Time or the majority of the holders of Rights (other than an Acquired Person or other holder excluded by the terms of the Amended and Restated Rights Plan) if after the Separation Time, redeem the Rights in whole, but not in part, at a price of $0.0001 per Right, subject to adjustment (the “Redemption Price”). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of the Corporation’s Common Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Common Shares, with the prior consent of the majority of Independent Shareholders, waive the application of the Rights Plan to such Flip-in Event. In such event, the Board of Directors will extend the Separation Time to a date at least 10 business days following the meeting of Shareholders called to approve such waiver.

The Board of Directors may also waive the application of the Rights Plan to a Flip-in Event, if the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person. Any such waiver must be on the condition that such Acquiring Person: (a) has, within 30 days after the Board of Directors’ determination (or such earlier or later date as the Board of Directors decides), reduced its beneficial ownership of the voting shares such that it is no longer an Acquiring Person; or (b) enters into a contractual arrangement with the Corporation, on terms acceptable to the Board of Directors, to reduce its beneficial ownership of voting shares within 30 days of the entry into such contractual arrangement; and in the event of such waiver, for the purposes of the Amended and Restated Rights Plan, the Flip-in Event shall be deemed never to have occurred.

In the event that, prior to the occurrence of a Flip-in Event, a person acquires Common Shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a take-over bid for which the Board of Directors has waived the application of the Amended and Restated Rights Plan, then the Corporation shall, immediately upon the consummation of such acquisition and without further formality, redeem the Rights for the Redemption Price.

The Board of Directors may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of a take-over bid for all of the voting shares made by means of a take-over bid circular sent to all holders of record of voting shares, waive the application of the Amended and Restated Rights Plan to such Flip-in Event by prior written notice delivered to the Rights Agent, provided however, that if the Board of Directors waives the application of the Amended and Restated Rights Plan to such Flip-in Event, the Board of Directors shall be deemed to have waived the application of the Rights Plan to any other Flip-in Event occurring by reason of any take-over bid for all voting shares which is made by means of a take-over bid circular sent to all holders of record of voting shares prior to the expiry, termination or withdrawal of any take-over bid in respect of which a waiver is, or is deemed to have been granted.

Prior to the Separation Time, the Corporation may, by resolution of the Board of Directors and with the prior consent of the majority of Independent Shareholders, supplement or amend the Amended and Restated Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of the Rights generally). Following the Separation Time, the Corporation may, by resolution of the Board of Directors and with the prior consent of the majority of the holders of the Rights (other than an Acquiring Person or other holder as excluded by the terms of the Rights Plan), supplement or amend the Amended and Restated Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of the Rights generally).

Term

The Amended and Restated Rights Plan must be reconfirmed at every third annual meeting following the Meeting, or the Amended and Restated Rights Plan and the Rights will otherwise terminate on the date of the Meeting if the Amended and Restated Rights Plan is not reconfirmed or presented for reconfirmation.

A copy of the Amended and Restated Rights Plan is attached as Exhibit 1 hereto and is incorporated by reference herein. A copy of the Amended and Restated Rights Plan is available free of charge from the Corporation.

This summary description of the Amended and Restated Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Plan.

Amendments to the Existing Rights Plan

At the Annual Meeting, the shareholders of the Corporation approved the amendment and reconfirmation of the Amended and Restated Rights Plan described above. The Corporation’s Amended and Restated Rights Plan will continue in effect until it is required to be reconfirmed by the Corporation’s shareholders at the Corporation’s 2022 annual meeting of shareholders. The Amended and Restated Rights Plan, as approved at the Annual Meeting, amended and restated the Existing Rights Agreement to reflect the following amendments (among other administrative changes):

•                  revisions to the definitions of “Acquiring Person”, “Grandfathered Person”, “Disqualification Date”, “Beneficial Owner”, “close of business”, “Competing Permitted Bid”, “controlled”, “Convertible Securities”, “Exempt Acquisition”, “Expiration Time”, “Offer to Acquire”, and “Permitted Bid”;

•                  addition of the definitions of “Book Entry Form”, “Book Entry Rights Procedures”, “Constating Documents”, “Disposition Date”, “Election to Exercise”, “Expansion Factor”, “holder”, “NI 62-103”, “NI 62-104”, “Rights Register”, “Transferee” and “Voting Share Acquisition Date”; and

•                  revisions to allow the Corporation to maintain the rights issued pursuant to the Amended and Restated Rights Plan in book entry form.

ITEM 2.                EXHIBITS

1.                                      Amended and Restated Shareholder Rights Plan dated effective as of June 19, 2019 (amending and restating the Shareholder Rights Plan dated as of February 28, 2013) between the Corporation and the Rights Agent (incorporated by reference to Exhibit 4.1 of Atlantic Power Corporation’s Current Report on Form 8-K filed on June 20, 2019).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Atlantic Power Corporation (Registrant)

Dated: June 20, 2019	By:	/s/ Terrence Ronan
		Name:	Terrence Ronan
		Title:	Chief Financial Officer